UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     -------

                                  SCHEDULE 13G

                    Under The Securities Exchange Act of 1934
                              (Amendment No. 3)(1)


                                  HOWTEK, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   443209 10 1
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    |_| Rule 13d-1(b)

    |_| Rule 13d-1(c)

    |X| Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

---------------------                                        -------------------
CUSIP No. 443209 10 1                 13G                     Page 2 of 4 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert Howard
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
   NUMBER OF SHARES      5   SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY              2,224,089 as of 12/31/00
        EACH
       PERSON
      REPORTING
        WITH             -------------------------------------------------------

                         6   SHARED VOTING POWER

                             40,000 as of 12/31/00

                         -------------------------------------------------------
                         7   SOLE DISPOSITIVE POWER
                             2,224,089 as of 12/31/00

                         -------------------------------------------------------
                         8   SHARED DISPOSITIVE POWER

                             40,000 as of 12/31/00

--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,264,089 as of 12/31/00
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     |_|


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    16.3%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 Pages

Item 1(a).        Name of Issuer:

                           HOWTEK, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           21 Park Avenue
                           Hudson, NH 03051

Item 2(a).        Name of Persons Filing:

                           This Amendment no. 3 to Schedule 13G is filed on behalf of Mr. Robert Howard (the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                           145 East 57th Street
                           New York, NY 10022

Item 2(c).        Citizenship:

                           The Reporting Person is a United States citizen.

Item 2(d).        Title of Class of Securities:
                  Common Stock

Item 2(e).        CUSIP Number:
                           443209 10 1

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

                           (a) - (j):       Not Applicable

Item 4.  Ownership:

                           (a)     Amount Beneficially Owned:

                                   The Reporting Person beneficially
                                   owned 2,264,089 shares of Common
                                   Stock as of December 31, 2000, which
                                   amount included (i) 1,820,482 shares
                                   owned directly by the Reporting
                                   Person, (ii) 10,000 shares issuable
                                   upon exercise of options owned by
                                   the Reporting Person, (iii) 393,607
                                   shares issuable upon conversion of
                                   the Issuer's convertible debt and
                                   (iv) 40,000 shares beneficially
                                   owned by the wife of the Reporting
                                   Person (of which 25,000 shares are
                                   issuable upon exercise of options
                                   owned by the wife of the Reporting
                                   Person). The Reporting Person


                               Page 3 of 4 Pages
                                   may be deemed to have sole voting and
                                   disposition power over the shares
                                   referred to in items (i)-(iii) above and shared voting and disposition power over the shares referred to in (iv) above.

                           (b)     Percent of Class:

                                   16.3% beneficially owned by the
                                   Reporting Person based upon
                                   13,491,274 shares of Common Stock
                                   outstanding as reported by the
                                   Issuer in its Quarterly Report on
                                   Form 10-Q for the quarter ended
                                   September 30, 2000.

                           (c) Number of shares as to which the Reporting Person has (as of December 31, 2000):

                                   (i)   sole power to vote or to direct the
                                         vote:

                                            2,224,089

                                   (ii)  shared power to vote or to direct the
                                         vote:

                                            40,000

                                   (iii) sole power to dispose or to direct
                                         the disposition of:

                                              2,224, 089

                                   (iv)  shared power to dispose or to direct
                                         the disposition of:

                                             40,000

Items 5-9. Not Applicable

Item 10.   Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2001

                                                /s/ Robert Howard
                                                ----------------------------
                                                ROBERT HOWARD


                               Page 4 of 4 Pages